

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Edward Robinson
Chief Executive Officer
Bright Green Corp
401 East Las Olas Blvd.
Suite 1400
Ft. Lauderdale, FL 33301

> **Re: Bright Green Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 5, 2022**
> **File No. 333-263918**

Dear Mr. Robinson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
Risks Related to Ownership of Our Common Stock, page 17

1. We note that the forum selection provision in your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any "derivative action." Revise to clearly and prominently describe the provision in an appropriate section of the prospectus, and also revise this section to address the associated risks. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the Page 3 rules and

regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

Exhibit Index, page II-5

2.   We note that you have now filed all exhibits with your amended registration statement. We also note, however, that it appears as though Exhibit 10.1, the Memorandum of Agreement between Bright Green Corporation and the Department of Justice, Drug Enforcement Administration, and Exhibit 10.2, the Executive Employment Agreement with Edward Robinson, are not executed versions of these agreements. Please refile the final executed versions of these agreements or, in the alternative, advise as to why they are not available to be filed.

You may contact Tracey Houser at 202-551-3736 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rob Condon